THE BEARD COMPANY
                          Enterprise Plaza, Suite 320
                             5600 North May Avenue
                         Oklahoma City, Oklahoma 73112
                               Fax (405) 842-9901
                                 (405) 842-2333

                                  June 15, 2005




Mr. Bret Johnson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

                                           Re:  Form 10-K for the fiscal year
                                                ended December 31, 2004
                                                File No. 1-12396

Dear Mr. Johnson:

The following is offered in response to your letter of June 13, 2005 regarding the Form 10-K of The Beard Company:

SEC June 13, 2005 Comment No. 1
-------------------------------

Note 5 - Investments and Other Assets
Investment in Cibola Corporation

As noted in our letters to the SEC dated May 10 and June 7, 2005, the Company owns 80% of the common stock of Cibola Corporation. The Company is entitled, however, under an allocation formula, to receive as its share of Cibola's financial income, a cash distribution of less than 10% of the separate Federal taxable income of Cibola during each year or portion thereof in which Cibola is a member of the consolidated Federal income tax group of which the Company is the parent. The preferred shareholders and the holders of 20% of the common have elected to leave the remaining net income in Cibola each year to enhance the ultimate rate of return to Cibola shareholders. In FY2004, Cibola reported financial net income of approximately $4,221,000; however, the Company's cash distribution under the agreed allocation formula was only approximately $290,000. This is the amount that the Company recorded as earnings in unconsolidated affiliates and as an increase in its investment in Cibola for the year 2004. The cash was distributed in January of 2005 and the Company's investment in Cibola was reduced. As previously noted, there is no risk to the Company's shareholders regarding this amount because the amount reported as earned and subsequently distributed is known by the time the financial statements are made public information.

Please acknowledge receipt hereof by returning one copy of this letter with your filing stamp endorsed thereon. A stamped, self-addressed envelope is enclosed for your convenience.

Sincerely,

THE BEARD COMPANY


HERB MEE, JR.
Herb Mee, Jr. President and
Chief Financial Officer

HMJr/do

cc:      Mr. Jerry A. Warren, Esq.
         c/o McAfee & Taft
         Tenth Floor
         Two Leadership Square
         Oklahoma City, OK 73102

         Mr. Michael Gibson
         c/o Cole & Reed, P.C.
         531 Couch Drive, Suite 200
         Oklahoma City, OK 73102-2251

         Mr. W. M. Beard
         Chairman of the Board
         c/o The Beard Company

         Mr. Jack A. Martine
         Chief Accounting Officer
         c/o The Beard Company